SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2001

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F |X| FORM 40-F|_|

              Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 YES |_| NO |X|



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                           Forward Looking Statements

              This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

              We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

              This Form 6-K includes:

                  o Press Release, "Activcard And Authentic8 Announce Mutual Termination Of Stock Purchase Agreement" dated April 10, 2001.







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              Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April 10, 2001

                                 ACTIVCARD S.A.



                                        By:    /s/ Jean-Gerard Galvez
                                           -------------------------------------
                                           Name:   Jean-Gerard Galvez
                                           Title:  President and Chief Executive
                                                   Officer


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

                    ACTIVCARD AND AUTHENTIC8 ANNOUNCE MUTUAL
                    TERMINATION OF STOCK PURCHASE AGREEMENT



FREMONT, CA/MELBOURNE, AUS. - - April 10, 2001 - -ActivCard S.A. (Nasdaq:
ACTI/Easdaq: ACTI) and Authentic8 International, Inc. announced today that, due to current market conditions, the two companies have agreed to terminate the Stock Purchase Agreement announced previously on February 18, 2001.

"ActivCard will continue to explore existing and future strategic market opportunities with Authentic8 as we seek technology licensing and development alternatives," said ActivCard Chairman and CEO Jean-Gerard Galvez.

Confirming that customers have found the companies' solutions complementary, Authentic8's Chairman Roger Allen added, "Authentic8 is continuing to experience strong customer demand for its Internet Authentication Service and security products having recently won multi-million dollar orders from two major telecommunications companies, supporting the next phase of the company's growth."

As a result of this decision, ActivCard will take a one-time charge of approximately US$4.0 million in the first quarter 2001. This charge represents cumulative costs incurred to effect the proposed Stock Purchase Agreement as well as break-up costs.

ActivCard management reaffirmed its comfort with analysts' revenue expectations for the first quarter 2001, which will be reported on May 10, 2001.

About ActivCard
ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore and United Kingdom. For more information, please visit the company's website at www.activcard.com.

About Authentic8

Authentic8's IAS authenticates the digital identity of employees, customers and partners when they remotely access their organization's computer network.

ActivCard is a registered trademark of ActivCard S.A. in the United States and in other countries.

Authentic8 is a registered trademark of Authentic8 International, Inc. in the United States and in other countries.


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This press release contains forward-looking statements, which reflect management's best judgment based on factors currently known. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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
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ActivCard U.S. Contacts
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INVESTORS:                              MEDIA:                                COMPANY:
----------------------------------------------------------------------------------------------------
Teresa Thuruthiyil, Doug Sherk          Ron Heckmann,                         Rod Stuhlmuller
Morgen-Walke Associates                 Christopher Katis                     ActivCard, Inc
415-296-7383                            Morgen-Walke Associates               510-574-0100
                                        415-296-7383
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ActivCard European Contacts
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INVESTORS:                              MEDIA:                                COMPANY:
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Nicole Curtin, Ronald Dassa             Lorie Lichtlen, Nelly Dimey           David Dieumegard
Morgen-Walke Associates                 Morgen-Walke Associates               ActivCard
33-1-47-03-6810                         33-1-47-03-6810                       33-1-42-04-8400
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Authentic8 Contacts
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INVESTORS:                              MEDIA:                                COMPANY:
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Roger Allen                             Richard Cookes                        Richard Cookes
Allen & Buckeridge                      Authentic8 Int'l, Inc.                Authentic8 Int'l, Inc.
+61-2-9252-3600                         +61-3-9843-8888                       +61-3-9843-8888
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